UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________________

SCHEDULE 14F-1

___________________________________

Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

GOLD RIDGE RESOURCES, INC.

(Exact name of registrant as specified in its corporate charter)

000-55162

 (Commission File No.)

Nevada	45-2898817
(State of Incorporation)	(IRS Employer Identification No.)

9891 Irvine Center Drive Suite 200

Irvine, California 92618

(Address of principal executive offices)

(855) 587-4249

 (Registrant’s telephone number)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 par value per share

(Title of each class)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

GOLD RIDGE RESOURCES, INC.

7582 Las Vegas Blvd., South #552

Las Vegas, NV 89123

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE

ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about July 21, 2014, to the holders of record at the close of business on July 18, 2014 (the “Record Date”) of shares of common stock, par value $0.001 per share (the “Common Stock”) of Gold Ridge Resources, Inc., a Nevada  corporation (the “Company”), in connection with the change of control and composition of the board of directors of the Company (the “Board of Directors”) as contemplated by that certain Share Exchange Agreement, dated July 15, 2014 (the “Share Exchange Agreement”), by and among (i) the Company, (ii) CorGreen Technologies Corporation, a Nevada corporation (“CTC”), and (iv) the stockholders of CTC (the “CTC Stockholders”)  The transactions contemplated by the Share Exchange Agreement were consummated on July 15, 2014 (the “Closing Date”).

Except as otherwise indicated by the context, references in this Information Statement to “we,” “us,” “our,” “our Company,” or “the Company” are to the combined business of Gold Ridge Resources, Inc. and its consolidated subsidiaries.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

On the Record Date, 27,562,500 shares of our Common Stock were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

If you have questions about or would like additional copies of this Information Statement, you should contact Mr. Clinton Pyatt, CEO, Gold Ridge Resources, Inc., 9891 Irvine Center Drive Suite 200 Irvine, California 92618, telephone (855) 587-4249.

By Order of the Board of Directors,

/s/ Clinton Pyatt
Clinton Pyatt, Chief Executive Officer

Irvine, CA
July 21, 2014

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CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On the Closing Date, we entered into the Share Exchange Agreement, pursuant to which the CTC Stockholders transferred to us all of the issued and outstanding shares of common stock of CTC in exchange for the issuance of 18,562,500 shares of our Common Stock.  The signing of the Share Exchange Agreement and the transactions contemplated thereby resulted in a change of control of the Company in which the Mr. David Mough was no longer our principal stockholder.

On the Closing Date, Mr. Mough submitted his resignation from our Board of Directors.  On the same day, our Board of Directors appointed Messrs. Clinton Pyatt, Brian Loiselle and Chris Dena as members of our Board of Directors.  The appointment of Mr. Pyatt became effective immediately. The appointments of Messrs. Brian Loiselle and Chris Dena will become effective on the tenth (10th) day following the mailing of this Information Statement to our stockholders.

The incoming directors are not currently directors of the Company, did not hold any positions with the Company nor have they been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). To the best of our knowledge, none of the officers or incoming or existing directors of the Company have been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two (2) years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of July 18, 2014 by (a) each stockholder who is known to us to own beneficially 5% or more of our outstanding Common Stock; (b) all directors; (c) our executive officers, and (d) all executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their shares of Common Stock, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their shares of Common Stock.

For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of Common Stock that such person has the right to acquire within sixty (60) days of July 18, 2014. Unless otherwise identified, the address of our directors and officers is c/o Gold Ridge Resources, Inc., 9891 Irvine Center Drive Suite 200 Irvine, California 92618.

Name of Beneficial Owner and Address	Amount and Nature of Beneficial Ownership of Common Stock	Percent of Common Stock (1)
5% Shareholders
-	-	-
Directors and Executive Officers
Clinton Pyatt	6,187,500	22.44%
Brian Loiselle	6,187,500	22.44%
Chris Dena	6,187,500	22.44%
All directors and officers as a group (3 people)	18,562,500	67.34%

(1)	Based on 27,562,500 shares of Common Stock issued and outstanding as of July 18, 2014. Shares of Common Stock subject to options or warrants currently exercisable or exercisable within sixty (60) days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

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Changes in Control

We are not aware of any person who owns of record, or is known to own beneficially, five (5%) percent or more of our outstanding securities of any class, other than as set forth above.

LEGAL PROCEEDINGS

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of our common stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the names and ages of all of our directors, executive officers and key employees; and all positions and offices held as of the date of this Information Statement. The directors will hold such office until the next annual meeting of shareholders and until his or her successor has been elected and qualified.

Name	Age	Position
Clinton Pyatt	43	Chief Executive Officer, President and Director
Brian Loiselle	43	Chief Financial Officer, Secretary, Treasurer and Director
Chris Dena	38	Chief Operating Officer and Director

Business Experience

The following summarizes the occupation and business experience during the past five (5) years for our officers, directors and key employees as of the date of this Information Statement:

Clint Pyatt. Clinton Pyatt, age 43, came to California from Illinois in 1989 to attend US Marine Corps boot camp in San Diego. He graduated boot camp and was sent to several schools where he quickly attained the rank of Sergeant. Clinton spent years overseas where he earned multiple commendations while in Desert Storm, Desert Shield and Somalia. Clinton came back to California and exited the military and began his schooling at California State University and University of California Irvine where he earned a degree in Law and Criminal Justice.

While attending school he opened Executive Mortgage in Irvine which he ran for 4 years successfully and merged in with Heartland Financial. Clinton exited the mortgage field due to a non-compete clause and opened a recruiting branch of Interim Financial later to become Spherion Professional Recruitment. Clinton partnered with some of the largest companies within Southern California to include Buy.com, Allergan, Allegra Foods, Ingram Micro and Mind Speed. While with Spherion Clinton billed in excess of $2mm a year in revenue.

Clinton left the recruitment business after 3 successful years and entered the mortgage sector once again working for FirstNLC as their Senior Credit Officer. Clinton was responsible for taking the company from $14mm in revenue to over $178mm in 2 years. He mitigated the sale of the company to a private party at which time he left FirstNLC and took a Vice President position with First Franklin. While working for First Franklin, Clinton was placed into multiple regions to grow and refine their operations. The last region in which he ran was in Arizona, New Mexico and Southern California. The region went from $48mm in monthly production to $117mm a month in revenue. First Franklin was sold to Merrill Lynch at which time Clinton left and went to work for Wells Fargo as a Regional Sales Manager. Wells Fargo offered a platform to which Clinton become acquainted with the Real Estate industry and he garnished his Real Estate Sales Licenses in California.

Clinton left Wells Fargo to move into a consulting role with multiple lenders and real estate firms. He has taken a Senior Vice President position at several lending institutions and currently has a small percentage of ownership within Synergy One Lending based out of San Diego. Clinton was diagnosed with cancer and was recommended to use medicinal cannabis to help his recovery. As a result of his related medical bills, Clinton filed for personal bankruptcy on March 15th, 2013. Clinton reached out to several individuals who had made the transition into the industry and came to agreement with 3Lids Consulting and Eric Dena.

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Brian Loiselle. Brian Loiselle, age 43, has had a long and successful career as an entrepreneur and has founded LVC Investments, a property management company and Phuket Limited Partnership, owner -operators of adult care facilities. He is currently owns EastWest Realty and Vesta Insurance Group. Currently serves on the Board of Directors at Noble Innovations, Inc. He was awarded his bachelor’s degree in Finance from Arizona State University and a Dual Masters in Business Administration and Management and Leadership from Grand Canyon University. Equipment engineer for 5 years at Motorola Semiconductor research and development. Served six years in the United States Navy as a Search and Rescue Swimmer. Brian also holds licenses: Mortgage Brokerage, Real Estate, Property and Casualty Insurance, as well as Life and Health Insurance, and holds Series 6, 63 and 65 Security Licenses.

Eric Dena. Eric Dena, age 39, is an industry leader and expert in the medical marijuana field. Recognized as a specialist in brokering, he and his team are dedicated to providing superior customer service for their clients buying and selling needs. Through their commitment to excellence and personal service Eric's handpicked team has become one of the most highly regarded real estate groups in Southern California. Eric believes that selling commercial businesses is much more than simply buying or selling. To him, a key element of his profession is developing relationships and building trust with his clients. In 2008, Eric cultivated a successful national marketing company with a sales group of 60 agents that collected an average of $4 million per year. He has also served as a former loan officer gaining extensive experience in analyzing strict guidelines and requirements for government loan eligibility. He has earned the prestigious President’s Club title for top salespeople and positioned himself as number one in top collected fees per closed transaction.

Eric has applied his years of experience and broad range of knowledge in the real estate profession to create 3 Lids consulting. He and the 3 Lids team are maximizing operational success and taking the marijuana industry to a higher level. Eric also holds a California Real Estate Brokers Licenses.

Family Relationships

No family relationship has ever existed between any director, executive officer of the Company, and any person contemplated to become such.

Involvement in Certain Legal Proceedings

To the best of our knowledge, during the past ten years, none of the following occurred with respect to a present or former director, executive officer, or employee: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS,

AND DIRECTOR INDEPENDENCE

Related Transactions

Immediately subsequent to the Exchange, we entered into an Agreement of Conveyance, Transfer and Assignment of Assets and Assumption of Obligations (the “Conveyance Agreement”) with our prior officer and director, Mr. David Mough. Pursuant to the Conveyance Agreement, we transferred all assets and business operations associated with our mining business to Mr. Mough. In exchange, Mr. Mough agreed to cancel his 8,000,000 shares in our company and to assume and cancel all liabilities relating to our former business.

Director Independence

Because our Common Stock is not currently listed on a national securities exchange, we have used the definition of “independence” of The NASDAQ Stock Market to make this determination. NASDAQ Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The NASDAQ listing rules provide that a director cannot be considered independent if:

•	the director is, or at any time during the past three years was, an employee of the company;
•	the director or a family member of the director accepted any compensation from the company in excess of $120,000 during any period of 12 consecutive months within the three years preceding the independence determination (subject to certain exclusions, including, among other things, compensation for board or board committee service);

•	a family member of the director is, or at any time during the past three years was, an executive officer of the company;
•	the director or a family member of the director is a partner in, controlling stockholder of, or an executive officer of an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exclusions);

•	the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of the company served on the compensation committee of such other entity; or the director or a family member of the director is a current partner of the company’s outside auditor, or at any time during the past three years was a partner or employee of the company’s outside auditor, and who worked on the company’s audit;

We have determined that we have no independent directors. We do not have an audit committee, compensation committee or nominating committee. We currently do not have a code of ethics that applies to our officers, employees and directors.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who own more than ten (10%) percent of a registered class of the Company’s equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten (10%) percent stockholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, neither Mr. David Mough nor Ms. Maureen Flansburg filed a Form 3. No other officer, director or stockholder of the Company was delinquent in any necessary filings under Section 16(a).

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CORPORATE GOVERNANCE

Board Meetings

During fiscal year ended June 30, 2013 and 2014, we had a sole board member that performed actions by written consent.

Board Committees

We do not currently have a separately designated audit, nominating or compensation committee.

 Board Leadership Structure and Role in Risk Oversight

Mr. Pyatt serves as both our President and Chief Executive Officer and as the Chairman of our Board of Directors.  Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Stockholder Communications

Our Board of Directors does not currently provide a process for stockholders to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for stockholder communications in the future.

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EXECUTIVE COMPENSATION

Summary Compensation Table

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to the named executive officers paid by us during the years ended June 30, 2014 and 2013 in all capacities for our executives.

Name and Principal position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Non-Qualified Deferred Compensation Earnings	All Other Compensation	Total
David Mough	2014	0	0	0	0	0	0	0	0
President & CEO	2013	0	0	0	0	0	0	0	0
Maureen Flansburg	2014	0	0	0	0	0	0	0	0
Secretary	2013	0	0	0	0	0	0	0	0

Since our incorporation on July 15, 2010, we have not compensated and have no arrangements to compensate our officers and directors for their services to us as officers and directors. There are no employment agreements or consulting agreements with our current directors and officers. There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board  of directors from time to time. We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

Compensation of Directors

We did not pay any of our directors’ compensation for their services as directors in 2014.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, we file periodic reports, documents and other information with the SEC relating to our business, financial statements and other matters. Such reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 or may be accessed at www.sec.gov. Information regarding the operation of the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. You are encouraged to review our filings, together with any subsequent information we will file with the SEC and other publicly available information. A copy of any public filing is also available, at no charge, by contacting Clinton Pyatt at (855) 587-4249.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

GOLD RIDGE RESOURCES, INC.

By:	/s/ Clinton Pyatt
Clinton Pyatt President and Chief Executive Officer Date: July 21, 2014

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